609 Main St., Suite 4700

Houston, TX 77002

United States

www.kirkland.com

January 20, 2023

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Cheryl Brown

Irene Barberena-Meissner

Mark Wojciechowski

John Cannarella

Re:	Kodiak Gas Services, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted December 12, 2022

CIK No. 0001767042

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “Commission”) a revised Draft Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 11, 2023, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the revised Registration Statement (the “Prospectus”) that address the Staff’s comment. We are also concurrently providing certain supplemental information responsive to comment eight below in a separate letter to the Staff pursuant to a confidential treatment request. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to address the comment of the Staff received verbally on January 13, 2023 and to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Munich     New York    Paris    Salt Lake City    Shanghai    Washington, D.C.

Securities and Exchange Commission

January 20, 2023

Draft Registration Statement on Form S-1 submitted December 12, 2022

Cover Page

1.

We note your disclosures that after the completion of the offering, EQT and Kodiak Holdings will control a significant percentage of your voting power, and EQT will be able to influence matters that require approval by your stockholders. Please advise whether you will be a controlled company under NYSE rules. If so, please include appropriate disclosure of this status on the prospectus cover page, Prospectus Summary, and Risk Factors. Please also disclose the corporate governance exemptions available to a controlled company and whether you intend to rely on these exemptions.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that Kodiak Holdings is expected to directly own (and EQT will indirectly own) more than 50% of the voting power of the Company. We have revised the disclosure on the cover page and pages 12, 13, 42 and 92 to provide that, although we expect the Company to qualify as a “controlled company” for purposes of the NYSE listing rules, upon completion of the offering the Company does not intend to rely on any corporate governance exemptions available to controlled companies thereunder. We have also revised the disclosure on pages 42 and 92 to provide that, in the event the Company elects to rely on some or all of such exemptions in the future, the Company’s stockholders would not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance rules of the NYSE.

Summary

Non-GAAP Financial Measures

Adjusted Gross Margin and Adjusted Gross Margin Percentage, page 17

2.

We note your tables under the section reconcile from gross margin to adjusted gross margin and gross margin percentage. Within these tables, please also include disclosure of the gross margin percentage as calculated in accordance with GAAP, in order to comply with the equal prominence guidance under Item 10(e)(1)(i)(A) of Regulation S- K.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 17, 18, 65 and 66 to include disclosure of the gross margin percentage as calculated in accordance with GAAP.

Securities and Exchange Commission

January 20, 2023

Risk Factors

We have several key customers. The loss of one or more of these customers would result in a decrease in our revenues, page 22

3.

We note your disclosure that you provide compression operations under contracts with several key customers, and the loss of all or even a portion of the compression operations you provide to your key customers, as a result of competition or otherwise, could have a material adverse effect on your business, results of operations and financial condition. In this regard, we note that your two largest customers accounted for approximately 24% of your revenues for the year ending December 31, 2021 and 23% for the year ending December 31, 2020, your largest customer accounted for approximately 12% of our revenues for the years ended December 31, 2021 and December 31, 2020, and your ten largest customers accounted for approximately 59% and 60% of your revenue for the years ended December 31, 2021 and 2020, respectively. To the extent you are substantially dependent on contracts with these customers, please describe the material terms of such contracts and file the contracts as exhibits to your registration statement Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on such contracts, please provide us with an analysis to explain your basis.

Response:

We acknowledge the Staff’s comment and respectfully submit that we do not believe that any of the Company’s customer contracts, including those with its largest customers, are contracts that are required to be filed as exhibits to the Registration Statement because (i) each such contract was made in the ordinary course of the Company’s business and (ii) the Company’s business is not substantially dependent on any one of such contracts. Item 601(b)(10)(ii) of Regulation S-K provides that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to have been made “in the ordinary course and need not be filed” unless it falls within one of several categories, in which case it must be filed as a material contract except where it is immaterial in amount or significance. Of the categories of ordinary course contracts that are nevertheless required to be filed, only the category described in Item 601(b)(10)(ii)(B), which requires the filing of any “contract upon which the registrant’s business is substantially dependent,” is relevant to the Company’s customer contracts. Item 601(b)(10)(ii)(B) provides that a registrant must file “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services….”

Although there is no bright line test under Item 601(b)(10)(ii)(B) to determine whether a company is substantially dependent on a particular contract or agreement, we do not consider any one of the Company’s customer contracts to cover the sale of the “major part” of the services it provides across all of its customers. The overwhelming majority of the Company’s contracts are structured as a single master services agreement with each customer, with compression operations for each particular compression unit provided under individual addendums, each with specific terms, conditions and maturities. For the years ended December 31, 2022 and December 31, 2021, no individual addendum for any customer compression unit accounted for more than 0.2% and 0.17% of the Company’s total revenues, respectively, and 0.06% and 0.06% of the Company’s total revenue-generating horsepower, respectively, which we do not consider, either quantitatively or qualitatively, to be material.

Additionally, for the year ended December 31, 2022, the Company’s two largest customers represented approximately 14% and 11% of its total revenues, respectively, and 15% and 9% of its total revenue-generating horsepower, which we do not consider, either quantitatively or qualitatively, to constitute the “major part of [the Company’s] services.” All of the Company’s other customer contracts individually represented less than 9% of its total revenues and 8% of its total revenue-generating horsepower.

Securities and Exchange Commission

January 20, 2023

Lastly, as discussed on pages 2 and 74, the Company’s historical average fleet utilization has been 99.8% for the year ended December 31, 2022 and 99.6% for the year ended December 31, 2021. The Company believes that this utilization rate demonstrates that there is sufficient demand for its services to allow the Company to quickly replace its existing customer contracts (or addendums thereto) in the event any one of such contracts (or addendums thereto) were cancelled.

For the reasons described above, the Company’s business is not substantially dependent on any one of its customer contracts.

EQT controls a significant percentage of our voting power, page 41

4.

Please revise to clarify the relationship between EQT and Kodiak Holdings, including EQT’s voting control over Kodiak Holdings. In this regard, we note your disclosure on page ii that “Kodiak Holdings” means Frontier TopCo Partnership, L.P., an affiliate of EQT AB and holder of record of Kodiak Gas Services, Inc. common stock.

Response:

We acknowledge the Staff’s comment and have revised pages 13, 14, 41 and 98 to provide that EQT indirectly controls the business and affairs of Kodiak Holdings through its control of investment vehicles that own 100% of the membership interests of Kodiak Holdings’ general partner.

Future sales of our common stock in the public market could reduce our stock price, page 46

5.

We note your disclosure that Kodiak Holdings and certain of your other stockholders will be party to the Stockholders Agreement, which will require you to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Please revise to disclose the aggregate number of shares of common stock which will be subject to these registration rights.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 46 accordingly.

Dividend Policy, page 51

6.

We note your disclosure stating, “After completion of this offering, we may pay cash dividends...”. We further note your disclosure within risk factors on p. 80 that “We believe that our resilient business model will support an attractive through-cycle dividend to our stockholders.” Please revise your disclosure here, and elsewhere, to clarify your expectations regarding your intention to pay dividends. Further, if you do not intend to pay dividends to shareholders, please clarify why you believe the presentation of cash available for dividends is a significant metric in assessing your operating results and profitability.

Response:

We acknowledge the Staff’s comment and have revised pages 15, 46, 52 and 63 to provide that, after the completion of the offering, the Company intends to pay a cash dividend.

Securities and Exchange Commission

January 20, 2023

7.

Your disclosure under this heading states “We expect to adopt a written dividend policy relating to such dividends...”. Please tell us the status of such written dividend policy, and if applicable, include the written policy in your prospectus.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company continues to develop its written dividend policy. As such, the Company agrees to include the policy or a description thereof in a subsequent amendment to the Registration Statement after it makes a final determination of the terms of such policy.

Business, page 72

8.

We note your use of industry and market data here and throughout your prospectus derived from reports by third parties, including EIA and the International Agency. Please revise to include the names and dates of these reports. Please also provide us with supplemental support for all statements that relate to your competitive position within your industry or revise your disclosure to make clear the basis for the statement. The following are examples of these statements.

•	We are a leading operator of contract compression infrastructure in the United States (“U.S.”).

•	We are a market leader in the Permian Basin, which is the largest producing natural gas and oil basin in the U.S.

•	Furthermore, we maintain an intense focus on being the most sustainable and responsible operator of contract compression infrastructure.

•	We lead the industry in large horsepower compression, with approximately 80% of our approximately 2.9 million horsepower fleet comprised of compression units larger than 1,000 horsepower.

•	Our partnership-focused business model provides best-in-class reliability...

•	We believe these factors make us the leading choice for our customers.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page ii to include the names and dates of the reports referenced. Concurrently with this submission, the Company is supplementally providing under separate cover support for the statements in the Prospectus that relate to its competitive position within its industry.

Financial Statements, page F-1

9.	Please revise to provide unaudited interim financial statements as of and for the quarterly and year-to-date period ended September 30, 2022 as required by Rule 8-08 of Regulation S-X.

Response:

We acknowledge the Staff’s comment and respectfully submit that Question 1 of the Fixing America’s Surface Transportation (FAST) Act Compliance and Disclosure Interpretations provides that an emerging growth company may omit from its draft registration statements interim financial information that it reasonably believes it will not be required to present separately at the time of the contemplated offering. We respectfully advise the Staff that the Company is an emerging growth company and reasonably believes it will not be required to present its unaudited interim financial statements as of and for the quarterly and year-to-date period ended September 30, 2022 (the “Interim Financial Statements”) separately at the time of its contemplated offering. Additionally, the Company does not plan to publicly file any amendments prior to February 14, 2023, and intends to include its audited financial statements as of and for the year ended December 31, 2022 in the amended Registration Statement that will be filed subsequent to February, 14, 2023. Accordingly, we believe the Company may omit the Interim Financial Statements from the revised Registration Statement.

Securities and Exchange Commission

January 20, 2023

Note 8. Stockholders’ Equity, page F-21

10.

We note that Kodiak Holdings issued incentive awards to certain employees of Kodiak Gas Services, LLC (a wholly-owned subsidiary of the Company). The Company records stock compensation expense associated with these awards because of the employment relationship of the grantees with Kodiak Gas Services, LLC. Please tell us and disclose the pertinent rights and privileges of these outstanding awards. For example, disclose the number of awards issued as well as the exercise prices and pertinent dates of vesting. Further, quantify any compensation expense associated with these awards for all periods presented.

Response:

We acknowledge the Staff’s comment and have revised page F-21 to clarify that the incentive units issued by Kodiak Holdings, referred to in the Staff’s comment above, relate to the Class B incentive units. We have combined this disclosure with the existing disclosure of the pertinent rights and privileges of the Class B and C incentive units, which can be found under the subsection labeled “Class B and C Profits Interests” within Note 8.

11.

We note that On March 6, 2019, 61,098.4 of Class B incentive units (“Class B Units”) were authorized under the 2019 Class B Unit Award Agreement, to certain employees and non-employee board members. These Class B Units constitute “profits interests”. As of December 31, 2021, there were authorized 61,068.0 Class B Units, and as of February 15, 2021, 57,502.4 Class B Units were granted. Please file these compensation agreements as an exhibit to this registration statement. See Item 601(b)(10)(iii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have filed forms of the incentive unit award agreements pursuant to which the above-referenced Class B Units were granted as Exhibits 10.5 and 10.6 to the Registration Statement.

Exhibits

12.	Please file the Term Loan Credit Agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company does not believe the Term Loan Credit Agreement is required to be filed as an exhibit pursuant to Item 601 of Regulation S-K as the Company will not be party to such agreement following the completion of the offering.

General

13.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that the Company will supplementally provide to the Staff, under separate cover, a copy of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone the Company authorized on its behalf, presents to potential investors in reliance of Section 5(d) of the Securities Act. The Company has not presented any such written communications to potential investors as of the date of this letter.

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Securities and Exchange Commission

January 20, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (713) 836-3786 or, in my absence, Jennifer Wu at (512) 678-9150 or Atma Kabad at (713) 836-3364.

Sincerely,

/s/ Matthew R. Pacey, P.C.
Matthew R. Pacey, P.C.

cc:	Robert M. McKee (Chief Executive Officer, Kodiak Gas Services, Inc.)

John Griggs (Chief Financial Officer, Kodiak Gas Services, Inc.)

Kelly Battle (Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, Kodiak Gas Services, Inc.)

Ryan J. Maierson (Latham & Watkins LLP)

Ramnik S. Dhesi (Latham & Watkins LLP)